Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2006

Mr. Charles A. Rowland, Jr.
Senior Vice President – Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario L5N 8M5
CANADA

Re: Biovail Corporation
Form 20-F for Fiscal Year Ended December 31, 2004
Form 6-K filed August 12, 2004
File No. 000-22358

Dear Mr. Rowland:

We have reviewed your November 25, 2005 response to our September 30, 2005 comment letter and have the following comments. Where indicated, we think you should revise your Form 20-F for the year ended December 31, 2004 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

1. We noted that your filing will be amended to provide the disclosures we had requested in our prior comments one and three. However, it is not clear why, when you will already be amending the filing, you would not also provide the disclosures requested in our prior comments two, four, six, ten, twelve and thirteen. As such, when you amend your filing, please provide any disclosures requested by all of those and the following comments.

<u>Item 5. Operating and Financial Review and Prospects, page 56</u>

<u>MD&A in Accordance with U.S. GAAP, page 57</u>

<u>Critical Accounting Policies and Estimates, page 58</u>

<u>Revenue recognition, page 59</u>

2. Regarding the disclosures that you proposed in response to prior comment one, we have the following comments about your ability to estimate returns, rebates or chargebacks for revenues (see part b. of comment three below that separately addresses returns related to revenues made by companies from whom you acquired the product rights):

    a. Confirm to us whether or not you were able to reasonably estimate these amounts at the time you recognized revenue. In your response address the authoritative guidance relevant to each provision. For example, paragraph 8 of SFAS 48 and Question 1 of SAB Topic 13.A.4.b. (SAB 104) would appear to be relevant to returns. For rebates or chargebacks, please address paragraphs 23 and 30 of EITF 01-9, to the extent that each is applicable.

    b. You state that "[t]he information from external sources is provided to [you] in aggregate only and not by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of inventory in [your] distribution channels". Please address how this limitation in obtaining shelf life information enters into your conclusion discussed in response to a. above.

    c. Please tell us how you recognize revenue when you are not able to reasonably estimate these amounts.

3. Regarding the disclosures that you proposed in response to prior comment one, we have the following comments about returns related to sales of Teveten®, Vasotec®, Vaseretic®, and Cardizem® CD:

    a. Please separately indicate the amount of the adjustments to the provision in 2004 and 2003 that related to sales made by:

        i. the companies from whom you acquired product rights prior to the acquisition, and

        ii. you, subsequent to the acquisition.

b. Regarding returns related to sales made by the companies from whom you acquired these product rights:

    i. Please elaborate on how you "had no basis to estimate the amount of these returns", beyond the fact that you had not recorded the original product sales. Please reconcile this statement to whether:

- there was information available to you about these sales from either the prior companies or the external sources you cite;

- you believe the prior companies had a reasonable basis to estimate the amount of these returns; and,

- the prior companies had recognized a provision for these returns when you acquired the product rights.

In addition, please clarify how having no basis to estimate relates to you apparently having a basis assert "that the returns levels for these products were higher overall than the historical experience of the companies from whom [you] acquired these products would have indicated".

    ii. As you noted that you had no basis to estimate these returns and that a portion of the adjustments to the provision were based on actual experience, please clarify whether you recognized a provision for these returns upon your acquisition of the product rights. If so, please describe the basis for the amount recognized and tell us where you discuss these provisions, as we did not note it in your existing acquisition disclosures. If not, please tell us how the requirement to accept these returns did not represent an assumed liability that should have been recognized, pursuant to either:

- paragraphs 4 and 7 of SFAS 141 (previously, paragraphs 67 and 68 of APB 16), if acquired in an asset acquisition, or

- paragraphs 35 and 37(j) of SFAS 141 (previously, paragraphs 87 and 88 of APB 16), if acquired as part of a business.

c. Regarding your returns related to sales you made subsequent to acquiring these product rights, you noted that the higher than expected return levels reflected increasing generic competition and a higher than expected conversion from Cardizem® CD to Cardizem® LA, which you apparently launched. As such, please tell us whether the introduction of new and competitor products precluded your ability to make reasonable estimates of product returns, as contemplated by Question 1 of SAB Topic 13.A.4.b. (SAB 104).

4. Regarding the disclosures that you proposed in response to prior comment one, we have the following comments about the adjustment you made to reduce the rebates provision in 2003 related to the Medicaid utilization of products you had acquired:

   a. Please indicate how much of the adjustment related to sales made by:

      i. the companies from whom you acquired these product rights, prior to the acquisition, and

      ii. you, subsequent to the acquisition.

   b. If you had recognized a rebate provision related to sales made by the prior companies upon acquisition, please tell us:

      i. your basis for estimating rebates when you did not appear to have had a basis to estimate the returns and

      ii. more about the information that became available and when it became available to support that the 2003 adjustment was a change in estimate rather than a correction of an error.

   c. If you did not recognize such a provision, please tell us how the rebates did not represent an assumed liability that should have been recognized, pursuant to either:

      i. paragraphs 4 and 7 of SFAS 141 (previously, paragraphs 67 and 68 of APB 16), if acquired in an asset acquisition, or

      ii. paragraphs 35 and 37(j) of SFAS 141 (previously, paragraphs 87 and 88 of APB 16), if acquired as part of a business.

5. Regarding your response to part (d) of our prior comment one, please tell us whether the limitations in the information that you receive from third parties causes you to be unable to disclose the total amount, in sales dollars, that could potentially be returned, as of the balance sheet and in tabular format by product. If not, please provide this disclosure. While your assertion that you do not receive

information by specific lot number may support not being able to disclose this
information by expiration period, it is not clear whether this would also preclude
disclosure by product.

6. Regarding the disclosures that you proposed in response to prior comment one,
    we have the following comments about the sensitivity of your provisions for
    returns and for rebates and chargebacks:

    a. Please clarify whether the 10% change you discuss is what you believe to
        be a reasonably likely change. If it represented a hypothetical or arbitrary
        change, please instead discuss the effect of a reasonably likely change. In
        this regard, please note that reasonably likely changes may need to be
        based on information available to you and based on your judgment.
        Presumably, it would be more informative than a hypothetical or arbitrary
        change.

    b. Please tell us whether reasonably likely changes in any of the assumptions
        underlying each of these provisions could have a material effect on your
        liquidity, financial position, or results of operations. If so, please discuss
        the reasonably likely changes in the underlying assumptions that could
        have a material effect, as opposed to just discussing changes in each
        provision as a whole.

Intangible Assets, page 60

7. Regarding your response to prior comment two, please tell us why the discussion
    and analysis in your MD&A was as of March 30, 2005, as opposed to June 30,
    2005, when you filed your Form 20-F. In addition, please justify how that is
    permissible under Item 5 of Form 20-F. Otherwise, please revise your MD&A so
    that the discussion and analysis is as of June 30, 2005.

    In so doing, please discuss the sale of the Teveten® product rights, the
    agreements related to Cardizem® LA, and the concurrent restructuring of your
    U.S. commercial operations, as your response indicated that your strategic review
    partially culminated, in May 2005, with these transactions. When discussing
    these transactions, please disclose what you believed, as of June 30, 2005, to be
    the reasonably likely effect of these transactions on your future operations, cash
    flow and financial position. Similarly, please describe the intangible assets
    affected and disclose their carrying amounts as of the latest balance sheet
    presented and the associated revenue for each of the periods presented.

<u>Financial Statements Completed in Accordance with U.S. GAAP, page F-2</u>

<u>Notes to Consolidated Financial Statements, page F-9</u>

<u>3. Disposition and Acquisitions of Intangible Assets, page F-17</u>

<u>Zovirax, page F-21</u>

8. Please tell us why you think that paragraph 7 of EITF 02-16, that you cited in your response to prior comment eight, is applicable to the amount of reductions in supply prices subject to repayment if Wellbutrin XL was not approved by the FDA, as:

   - the amount would appear to have been payable by you to the vendor, not received or payable from a vendor;

   - the repayment appears to have been based on FDA approval and does not appear to be based on you completing a specified cumulative level of purchases or remaining a customer for a specified period of time; and,

   - the repayment does not appear to have been probable or reasonably estimable.

   In addition, please clarify for us whether you believe that paragraph 8 of SFAS 5 applies to the amount and why, as we had referenced it in our comment but your response did not appear to address it. If it is applicable, please justify why it was appropriate to defer the value of the reduction in the supply price when, according to your response, you could not assess the likelihood of receiving FDA approval for Wellbutrin XL as probable; otherwise, please clarify why you believed that not receiving the approval was probable.

   To the extent that neither SFAS 5 or EITF 02-16 is applicable, please tell us what alternatives to this accounting and what other authoritative guidance you considered and how, in light of those alternatives, you concluded your accounting was appropriate.

<u>12. Other Assets, page F-28</u>

<u>Interest Rate Swaps, page F-29</u>

9. Regarding your response to prior comment eleven, please elaborate on your belief "that, without specific guidance to the contrary, the accretion of the fair value adjustment should continue despite the hedging relationship again qualifying as a highly effective hedge". In this regard, please tell us what alternatives to this

accounting you considered and how, in light of those alternatives, you concluded your accounting was appropriate.

Form 6-K filed August 12, 2005

Part I – Financial Information, page 1

Condensed Notes to the Consolidated Financial Statements, page 5

3. Disposition and Restructuring, page 8

10. We are still considering your response to prior comment fourteen.

* * * *

As appropriate, please amend your Form 20-F for the year ended December 31, 2004 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Oscar M. Young, Jr., Senior Accountant at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant